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Davis Polk & Wardwell Consultores em Direito Estrangeiro/ Norte-Americano e Inglês Av. Presidente Juscelino Kubitschek, 2041 Torre E – CJ 17A São Paulo – SP 04543-011	55 11 4871 8413 tel 55 11 4871 8513 fax drew.glover@davispolk.com

September 11, 2014

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2013 Filed April 15, 2014 File No. 1-14491

Dear Mr. Spirgel:

On behalf of TIM Participações S.A. (“TIM” or the “Company”), we acknowledge receipt by the Company of the letter dated August 29, 2014 (the “Comment Letter”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2013 (the “2013 Form 20-F”) of TIM Participações S.A. filed with the SEC on April 15, 2014.

TIM is working to respond to the Comment Letter. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of TIM, we respectfully request an extension of time to respond to the Comment Letter to September 26, 2014.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at  at +55 (11) 4871 8413 or Nicholas A. Kronfeld (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Drew Glover Drew Glover

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